Exhibit 9

                       COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss.                            PROBATE COURT DEPARTMENT
                                        OF THE TRIAL COURT
                                        DOCKET NO. 95-E-0016
RICHARD M. OSBORNE and
ROBERT G. STERN,

          Plaintiffs,

     v.                                 FIRST AMENDED
                                        COMPLAINT
PRUDENTIAL REALTY TRUST, a
Massachusetts Business Trust, and
JEFFREY L. DANKER, THOMAS F.
MURRAY, JOSEPH M. SELZER,
RICHARD J. BOYLE, FRANCIS L.
BRYANT, as Trustees of the
Prudential Realty Trust,

          Defendants.

                        COMPLAINT IN EQUITY

                          Introduction

    Plaintiffs Richard M. Osborne, the largest shareholder in Prudential Realty Trust, a publicly-traded Massachusetts business trust, and Robert G. Sterns bring this complaint in equity to remove the trustees of Prudential Realty Trust. The immediate removal of the Trustees is necessary because the Trustees have engaged in a systematic course of conduct that is adverse to the interest of, and detrimental to, the beneficiaries by wasting trust assets and stating their intention to prematurely liquidate the Trust Estate.
                                  Parties
    1. Plaintiff Richard M. Osborne ("Mr. Osborne")is an Ohio resident and, both in his own right and as the managing member of a limited liability company, a shareholder of Prudential Realty Trust.
    2. Plaintiff Robert G. Stern ("Mr. Stern") is a Massachusetts resident and shareholder of Prudential Realty Trust.
    3. Defendant Prudential Realty Trust ("Prudential" or "Trust") is a voluntary association established under the laws of the Commonwealth of Massachusetts by a Declaration of Trust dated June 19, 1985. A copy of the Declaration of Trust is attached as Exhibit A. Prudential maintains an office in Boston, Massachusetts and has its principal place of business at Prudential Plaza, Newark, New Jersey. The Trust's place of business, according to paragraph
1.2 of the Trust, is Prudential Center, 4th Floor, Boston, MA 02199.
    4. Defendant Jeffrey L. Danker is the President and a trustee of Prudential. He resides at 231 Oak Ridge Avenue, Summit, New Jersey.
    5. Defendant Joseph M. Selzer is the Vice-President, Treasurer, Principal Financial Officer and a trustee of Prudential. He resides at 16 Lombard Drive, West Caldwell, New Jersey.
    6. Defendant Richard J. Boyle is a trustee of Prudential who resides at 83 Druid Hill Road, Summit, New Jersey.
    7. Defendant Thomas F. Murray is a trustee of Prudential who resides at 7 Midland Gardens, Bronxville, New York.
    8. Defendant Francis L. Bryant is a trustee of Prudential who resides at 2 Sturgis Road, Bronxville, New York.

                            Jurisdiction and Venue
    9. This Court has jurisdiction over this matter pursuant to G.L. c. 215 section 6 because this is a case and matter in which equitable relief is sought relative to a Massachusetts business trust. This
Court also has jurisdiction over the matter since Prudential maintains an office in Massachusetts and the terms of the Declaration of Trust provide that the rights of all parties and the effect and construction of every provision of the Declaration of Trust shall be subject to and construed according to the statutes and laws of the Commonwealth of Massachusetts.
    10. Venue is proper in this Court pursuant to G.L. c. 215 section 8 because Prudential maintains an office in Boston, Suffolk County, Massachusetts.
The Trust
    11. On June 19, 1985, Prudential, a Massachusetts business trust, was formed pursuant to a Declaration of Trust for the purpose of investing in real property; it was further desired that the trust qualify as a real estate investment trust ("REIT") under the REIT provisions of the U.S. Internal Revenue Code. Shares of the trust are traded on the New York Stock Exchange. Prudential is managed by its trustees and the shareholders of Prudential are beneficiaries of the trust.
    12. Prudential owns in trust for its beneficiaries three properties: two office complexes and an industrial park. These properties were purchased by the Trust at or around the time of the Trust's formation. On information and belief, Prudential paid between $90 million and $100 million for the three properties.
    13. Mr. Osborne, in his own right and as managing member of a limited liability company, is the beneficial owner of 2,018,500 capital shares of beneficial interest of Prudential and 576,100 income shares of beneficial interest of Prudential. Under the terms of the Declaration of Trust, income shares of beneficial interest are entitled to receive dividends and a liquidation preference over the capital shares of beneficial interest. The plaintiff currently owns approximately twelve (12%) percent of Prudential's outstanding shares of beneficial interests.
    14. Article 3.2(l) of the Declaration of Trust granted the trustees the express authority to sell or transfer the Trust Estate to any person in exchange for the shares of beneficial interest in Prudential, or to merge or consolidate the Trust with any person.
    15. According to the terms of the Declaration of Trust, it was intended that the trustees would "hold the Trust's investments in interests in Real Property for a period of approximately 10-1/2 years after the effective date of the Registration Statement and, after that time, the Trustees would dispose of any remaining assets of the Trust in an orderly fashion within a period of approximately
18 months in order to achieve a complete liquidation of the Trust by the end of the quarter in which the twelfth anniversary after the effective date of the Registration Statement shall fall." On information and belief, the Registration Statement became effective on or about June 19, 1985.
    16. However, the Declaration of Trust did not provide for the automatic liquidation of the Trust. On the contrary, the Declaration of Trust expressly provided that
          The Trust's existence and the maximum holding period for its investments may be extended beyond such twelve year period only if (a) (i) at any time after December 31, 1994, a majority of the Trustees. . . affirmatively determines that such extension would be in the best interest of the Shareholders, taking into consideration the then prevailing conditions in the relevant real estate markets, and recommends to the Shareholders a single specified extension of the aforesaid twelve year period (not to exceed two years) and
          (ii) the holders of a majority of each class of the Shares then outstanding and entitled to vote thereon approve such extension or (b) the Trust is a party to any judicial . . . proceeding . . .
          with respect to the Trust, which in the Trustees' reasonable judgment makes impracticable a final distribution in liquidation to the Shareholders.

                The Trustees' Failure to Act in the
                Best Interest of the Beneficiaries

    17. During the nearly ten years of the Trust's existence, the value of its shares and underlying real estate have dropped precipitously. The capital share trading price has declined from a high of $2.30 per share on August 30, 1985 to only $0.41 per share
on February 17, 1995.   Similarly, the income share trading price
has declined from a high of $8.11 on August 30, 1985 to $4.13 per share on February 17, 1995. Meanwhile, the appraised value of the underlying assets has plummeted. On information and belief, the appraised value in 1985 of the Trust Estate was between $90 million and $100 million. In a Form 8-K Report filed on February 15, 1995, by the Trustees with the Securities and Exchange Commission, the appraised value of the Trust Estate by the close of 1994 was only $73.7 million.
    18. As the value of the Trust Estate and Prudential's shares of beneficial interest declined, the Trustees took no significant actions to halt the slide. The administrative costs of the Trust Estate were unreasonably high at the same time that occupancy rates in the properties was low. Moreover, even though it became evident that the marketability of the shares was being materially harmed by the two-tiered share structure that was constructed when the real estate market was rapidly rising, the Trustees failed to collapse the shares into a single class of stock as other REITs had successfully done in the early 1990s.
    19. Nonetheless, despite Prudential's historically poor financial performance, there are signs that Prudential is finally turning around. Modest gains in the value of the Trust Estate and the price of the shares have been recorded during the last fifteen months. The February 17, 1995, Form 8-K reveals that the market value of the Trust Estate increased by 13% during the calendar year 1994. Similar increases have occurred during 1994 and 1995 in the price of Prudential's capital and income shares.
    20. Notwithstanding such a financial turnaround, and in the face of modest gains and the opportunity to give the beneficiaries - including the plaintiff - a long-awaited chance to recoup his losses, the Trustees have embarked on a course of conduct intent on liquidating the trust as quickly as possible. During the latter half of 1994, the Trustees retained the services of J.P. Morgan Securities, Inc. to solicit bids for the liquidation of the Trust's assets as contemplated by the Declaration of Trust - even though such liquidation is not called for under the terms of the Declaration of Trust for another year.
    21. On December 21, 1994, February 21, 1995 and March 16,
1995, Mr. Osborne met with representatives of Prudential to discuss his investment in Prudential. At those meetings, Mr. Osborne noted that he believed that Prudential's stock price was undervalued and that Prudential was dogged by high advisory costs.
    22. Because Mr. Osborne believes that the Shareholders can and should have the opportunity to recoup their investment, Mr. Osborne proposed to the trustees that Prudential be merged into a new entity with a single class of common stock. In addition, Mr. Osborne has proposed that experienced professional management be retained to manage the Trust Estate on an ongoing basis and, in connection with this proposal, Mr. Osborne has guaranteed that management expenses will be reduced by at least 50%, i.e., $400,000. Mr. Osborne's proposal also has the added advantage of providing a mechanism through which shareholders who wish to withdraw and liquidate their investment can do so while the remaining shareholders can continue to hold their shares.
    23. The trustees have rebuffed Mr. Osborne's attempts to streamline the structure and management of the Trust Estate. And, in meetings with the Trustees and their representatives, the Trustees have indicated that they are not interested in Mr. Osborne's proposals and that they are not inclined to bring his proposals to a vote of the shareholders. Indeed, the Trustees have specifically rejected Mr. Osborne's oral proposal that the parties enter into a standstill agreement whereby the Trustees would agree to refrain from disposing of any of the Trust Estate while the Trustees evaluated Mr. Osborne's proposal.
    24. Instead, the Trustees have continued their efforts to liquidate the Trust Estate at the earliest available dates and, upon information and belief, Prudential is presently negotiating the property in Indianapolis.
    25. The liquidation of the Trust Estate at this time would cause the plaintiff and the other beneficiaries significant harm.
At best, there would be a modest premium, if any, over the current market to the Income stockholders and no payout to the Capital stockholders. This is because the liquidation value of the assets of the Trust Estate is significantly lower than it is likely to be in the coming years. It is thus anticipated that the liquidation would not be well received in the stock market; the price of the income shares would be less than half the price paid by the plaintiff, and the capital shares would be virtually worthless. COUNT I
(Remova         l of Trustees Pursuant To G.L.  c. 203 section 12)
    26. Plaintiffs reallege and repeat paragraphs 1 through 25 as if fully restated herein.
    27. The Trustees are in direct conflict with the Trust beneficiaries and by charging excessively high fees and by attempting to liquidate the Trust's assets, have engaged in and are continuing to engage in a pattern of conduct designed to waste Prudential's assets while at the same enriching the Trustees. Accordingly, the immediate removal of the Trustees is required.
    27. The Trustees are not suitable to continue to carry out the duties of trustee and their continuation in office puts these interests of the beneficiaries at risk of irreparable harm.

    WHEREFORE, Plaintiff requests that the Trustees be removed and that Court appoint suitable successor trustees.
Dated:  April 5, 1995
                                   Respectfully submitted by
                                   counsel for Richard M.
                                   Osborne and Robert G. Stern,


/s/ Philip Y. Brown                /s/ Joseph P. Davis
Philip Y. Brown(BBO #552366)       Brian D. Bixby (BBO #044140)
Grant Schwartz & Brown             Edwin A. McCabe (BBO #327040)
31 Newbury Street                  Joseph P. Davis III (BBO #551111)
Boston, Massachusetts 02116        Cuddy Bixby
(617) 421-1800                     One Financial Center
                                   Boston, Massachusetts 02116
                                   (617) 348-3600